

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2012

Via Secure E-mail
Walter Scott
Chief Executive Officer
GFI Software S.a r.l.
7A, rue Robert Stumper
L-2557 Luxembourg
Grand Duchy of Luxembourg

> **Re:** **GFI Software S.a r.l.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted April 23, 2012**
> **CIK No. 0001534271**

Dear Mr. Scott:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Table of Contents, page i

2.   Please re-locate the text on pages i and ii following the table of contents to more
        appropriate locations elsewhere in the prospectus, as these disclosures are not required
        under Item 502 of Regulation S-K.

Prospectus Summary, page 1

General

3.   Please revise your summary to ensure that it provides a brief overview of the key aspects
        of the offering, rather than repeating the text elsewhere in the prospectus. In this regard,
        we note that the prospectus summary is eight pages long and contains disclosure that is
        substantially similar to that provided in the overview of the business section. Refer to
        Item 503(a) of Regulation S-K.

4.   With respect to all third-party statements in your prospectus, including the industry and
        market data from IDC, Gartner, and comScore presented in your summary and business
        sections, please supplementally provide us with the relevant portions of the cited
        publications. To expedite our review, please clearly mark each source to highlight the
        applicable portion or section containing the statistic and cross-reference it to the
        appropriate location in your prospectus. Also, please tell us whether the reports were
        prepared for you.

5.   Please specifically disclose the factual basis for and the context of all your beliefs,
        understandings, estimates, and opinions set forth in the registration statement. Please
        ensure that all statements that represent your beliefs are characterized as such. You must
        be able to substantiate on a reasonable basis all of the projections, statistics and assertions
        that you cite. Examples of beliefs, assertions, or references that need support include the
        following:

        ● "GFI MAX provides MSPs with access to what we believe to be one of the industry's
          broadest and most affordable portfolios of managed services solutions," page 2;
        ● The beliefs and statistics discussed in the paragraph on pages 3 and 91 captioned
          "Increasing Use of Managed Service Providers";
        ● "We have been successful in… converting trial users to paying customers at the end
          of the trial period," pages 6 and 94; and
        ● "We enjoy a high level of customer satisfaction…," pages 6 and 95.

6.   Your risk factor disclosure on page 35 suggests that following the offering, Insight
        Ventures Management, LLC, together with its affiliated funds, will continue to own a
        significant percentage of the company's stock and will be able to control your
        management and affairs and matters requiring stockholder approval. Please disclose in

your summary the substantial control Insight will have over the company following the offering, specifying its post-offering ownership in percentage terms.

Overview, page 1

7.   We note your discussion in the second full paragraph on page 2 of your recent growth in Billings, cash flow from operations, and revenue. Please balance this disclosure with a presentation of your losses for the year for the same periods.

Our Growth Strategy

Expand our Customer Base, page 6

8.   We note the statement that your current customer base of business customers represents less than 0.5% of global SMBs. Please indicate how you define SMBs for purposes of this statistic.

Risk Factors, page 14

General

9.   It is unclear from several of your risk factors the extent of the factor and/or risk discussed therein. Please revise the following statements to present them in quantitative terms, if possible, so that investors may better understand the nature of the factor discussed and/or the scope of the risk posed:

- "We generate a substantial majority of our sales leads through visits to our websites by potential customers…," page 15;

- "A significant portion of our user base utilizes our products free of charge through free trials of our products," page 16; and

- "A material portion of our revenue is generated through sales to our channel partners…," page 19.

"Expansion into our target markets by certain of our competitors...," page 14

10.   Please specify the markets where the "certain competitors" you reference are expanding and make clear the amount of revenue you typically derive from these markets.

"Expansion of our business into new geographic markets...," page 19

11.   Please make clear the markets in which you are looking to expand so investors can understand the extent that this risk is currently a material.

"We rely on third-party channel partners…," page 19

12.   We refer to your disclosure that you rely on third-party channel partners to generate a material portion of your revenue. Please tell us whether you rely on any individual channel partner for a material portion of your revenue, and if so, please ensure that your business section discusses the material terms of your relationship and/or agreement(s) with any such channel partner. Please also tell us what consideration you gave to filing your agreement with any such channel partner as an exhibit to your registration statement pursuant to Item 8 of Form F-1 and Item 601(b)(10)(ii)(B) of Regulation S-K.

"We use software licensed from third parties…," page 25

13.   You disclose that you rely on third-party software and intellectual property in certain of your products, and that failure to maintain effective third-party licensing arrangements could harm your business, operating results and financial condition.   It is unclear from the disclosure the degree to which you rely on licenses generally, or any individual license in particular, for the use of such third-party software and intellectual property. Please revise to describe more specifically the extent to which you rely on these licenses. In addition, please tell us what consideration you gave to filing any related license agreements as exhibits to your registration statement pursuant to Item 8 of Form F-1 and Item 601(b)(10)(ii)(B) of Regulation S-K.

"Our independent registered public accounting firm…," page 26

14.   You discuss at the end of this risk factor and elsewhere in the submission two of the ways that a company may lose its emerging growth company status under the JOBS Act. Please discuss here, or in appropriate place elsewhere in the prospectus, the other triggers for exiting emerging growth company status based on annual gross revenue and non-convertible debt issuances.

"Challenges to our tax structure by tax authorities…," page 30

15.   Please revise your disclosure here or under "Taxation" to specify the "certain other jurisdictions" and discuss the material provisions of any applicable treaties. We note also your reference at the bottom of page 132.

"A significant portion of our total outstanding shares may be sold…," page 38

16.   You discuss here the possibility that your stock price could decline as a result of actual or anticipated sales of a substantial number of your shares in the market at the conclusion of the lock-up period following the public offering. Please tell us what consideration you gave to expanding this risk factor to discuss the possibility disclosed on page 114 that you may be obligated pursuant to a registration rights agreement to register additional shares of your stock for resale on the part of certain of your shareholders that might

otherwise be subject to volume restrictions, as well as related risks to the company and your public investors.

<u>"Our shareholders may have more difficulty protecting their interests…," page 39</u>

17.   We note that you plan to apply for listing on an exchange. Please make clear whether you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, and include discussion or a separate risk factor disclosing this reliance and describing the corporate governance matters affected.

<u>"Luxembourg insolvency laws may offer our shareholders less protection…," page 40</u>

18.   Please include a discussion of how the laws of Luxembourg offer shareholders less protection than U.S. insolvency laws.

<u>Corporate Reorganization, page 44</u>

19.   We note that you intend to undergo a corporate reorganization in connection with your public offering. You disclose that you will hold an extraordinary meeting at which your shareholders will be asked to approve certain corporate actions and you will change your corporate form from a Luxembourg limited liability company to a Luxembourg joint stock company. It appears that the corporate organization will be deemed to involve an offer and/or sale of securities. See Rule 145 to the Securities Act of 1933. It further appears that you do not intend to register this offer and/or sale under the Securities Act of 1933. In your response letter, please tell us which exemption(s) from registration or other legal theory you are relying upon for the corporate conversion, and provide us with your analysis in support of the exemption(s) or theory claimed.

20.   We note your disclosure on page 8 that you intend to effect the corporate reorganization prior to effectiveness of the registration statement. Please advise in your response letter how far in advance of effectiveness of the registration statement you anticipate effecting the reorganization. In addition, please briefly explain to us the mechanics of the reorganization, to the extent not already described in the prospectus. For example, tell us whether each share (or other unit of equity interest) in the limited liability company will be converted into one share of common stock of the joint stock company, or whether a different conversion ratio will be used.

21.   Further, please revise Part II of your registration statement to provide the disclosure called for by Item 7 of Form F-1 and Item 701 of Regulation S-K with respect to unregistered issuances of securities that are expected to occur prior to effectiveness of the registration statement.

Operating and Financial Review and Prospects

Overview, page 53

22.   Please consider expanding your overview to address material risks and challenges facing GFI and how they are addressed by management. A more comprehensive overview could address, for example, the competition the company faces and uncertainties relating to your marketing and sales approaches, as discussed in your risk factors. We note further that the company has recorded losses for the past three fiscal years. Please explain more specifically how the company intends to attain profitability. We note the discussion of your growth strategy in the prospectus summary and business section; to the extent that you believe such strategies will position the company to become profitable, please explain how. Further, describe your plans, if any, to move toward profitability through the use of net proceeds from this offering, through improved operational efficiency, or otherwise.

Results of Operations

Comparison of the Years Ended December 31, 2011 and 2010

Revenue, page 63

23.   We note that your results of operations disclosure generally describes the changes in revenue for each of your operating segments and for existing business versus business related to Sunbelt. Please revise your disclosure to describe the reasons that these changes occurred within the various categories presented. For instance, explain the reasons why your Collaboration and GFI MAX operating segments increased by 77% and 22%, respectively.

Liquidity and Capital Resources, page 69

24.   We note your disclosure on page F-73 regarding the requirement in your articles of association to transfer 5% of your annual net profits to a statutory reserve. Please revise your liquidity disclosure to describe this obligation and tell us whether the calculation of profits is based upon IFRS as issued by the IASB.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 76

25.   We note the disclosure on page 77 that your expected volatility assumptions were based upon comparable public companies. Similarly, we note on page 79 that you analyze a population of comparable companies in your market approach valuation model. Please confirm that the same set of companies is used in all of your valuation assumptions and

estimates and update your disclosure accordingly. Also revise to disclose any limitations or uncertainties over comparability.

26.   We further note the disclosure on page 77 which indicates that as of January 1, 2011, the expected term for share option grants is based upon the "midpoint method." Please tell us and revise your disclosure to explain how the expected term is calculated under this method. Additionally, it does not appear that the midpoint method is a defined method within IFRS 2 and therefore categorizing it as such appears inappropriate. Please advise or revise your disclosure accordingly.

27.   We note the disclosure on pages 79 – 81 that describe the valuations performed during 2011. Please provide the following additional details regarding how you determined your equity value. Ensure that you provide this information related to the valuations for <u>each grant</u>, including grants made under the GFI Holdings Plans, as of the date of your current registration statement.

   - Tell us whether your valuations included the assistance of an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid").

   - Revise to discuss the specific assumptions made in your income and market approaches used in determining the fair value of the underlying stock and instruments granted.

   - Discuss the significant factors contributing to the difference in the fair value determined between each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement. In this regard we note that you provide a reconciliation between each valuation date; however, we further note that the valuations performed throughout 2011 were used to determine the fair value of the common shares of various option grants spanning several months. Your disclosure should describe, for example, your basis for using the November 2011 valuation to determine the fair value of common shares in March 2012 including why you believe this valuation is contemporaneous considering length of time from the valuation date to the option grant date.

28.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

29.   We note your disclosure on page 112 that in connection with this offering, it is anticipated that GFI Holdings will enter into a plan of liquidation. In conjunction with

that liquidation all outstanding GFI Holdings options will be canceled and option holders will receive your common shares. For any options granted or other share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Business, page 89

General

30.   You disclose in your business section and elsewhere that you rely on over 25,000 channel partners worldwide acting as resellers to distribute your products. Please provide disclosure where appropriate in your business section to explain whether you have typical commercial arrangements with your channel partners, and if so, briefly describe these typical arrangements.

Customers, page 99

31.   You disclose that you define business customers as "customers (other than individual customers) that have purchased one or more of [y]our products under a unique customer identification number within the past three years." Please explain what a "unique customer identification number" is in this context. Please tell us, with a view toward disclosure, how these identification numbers are assigned (for example, by you or by the customer) and provide illustrative examples of their application (for example, whether subsidiaries of a single parent company would be considered one or several business customers). We note in this regard your risk factor disclosure on page 21 discussing the possibility that you will be less effective in managing your business if you fail to accurately track the number and retention of your business customers.

Management

Directors, page 104

32.   Please tell us what consideration you gave to disclosing the names of the public company boards on which your director Mr. Bagnouls sits, to the extent his positions on these boards constitute "other principal directorships." Refer to Item 4(a) of Form F-1 and Item 6.A.2. of Form 20-F.

Certain Transactions, page 113

33.   Please revise the title of this section to indicate, if accurate, that the ensuing disclosure pertains to related party transactions.

Description of Share Capital, page 119

34.   You may not disclaim responsibility for your disclosure, and your discussions under this heading should be materially complete. Please revise the second introductory paragraph under this heading accordingly to remove the implication to the contrary.

Form and Transfer of Shares, page 120

35.   Please include a discussion of any recourse available to shareholders for instances your shareholder register has not been properly updated.

Annual Consolidated Financial Statements

Consolidated Income Statement, page F-4

36.   We note your disclosure on page 43 that you intend to repay a portion of your outstanding debt. Please revise to include pro forma earnings per share information to address the effect of the proceeds intended to be used to repay a portion of your outstanding debt. In this regard, you should disclose the effects of the interest expense adjustment and the number of shares issued in this offering whose proceeds will be used to repay a portion of the debt. Please ensure that you include footnote disclosure related to your pro forma information that clearly supports the calculations of both the numerator and denominator used in computing pro forma earnings per share. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Note 4 – Summary of Accounting Policies, Disclosures, Judgments, Estimates and Assumptions

Revenue recognition, page F-26

37.   We note your disclosure on page F-27 that you validate the fair value of separately identifiable components annually by conducting a study to determine if a "sufficient number" of standalone sales were enacted at prices consistent with related list prices. Please provide additional details regarding this study including how you define a "sufficient number" of standalone sales and how multiple year renewals and undefined terms impact your analyses.

38.   We note your disclosure on page F-27 that if your arrangement consideration reflects an incremental discount, the discount is allocated proportionately to each component based upon the components' relative fair value. Please describe these discounts in greater detail including whether they are discounts related to future purchases or whether they indicate that arrangement consideration is outside of an established range.

Web-based services – Activation Services, page F-28

39.   We note that access to your hosted software requires a series of initial activation procedures and that revenue associated with these procedures is recognized over the period during which a customer's servers or workstations interact with the hosted software. We further note that you estimate this period to be approximately 12 months. Please provide us with more information regarding these activation services including whether the activation services are up-front services completed prior to the customer's utilization of your hosted software or whether they are continuous services provided over a certain period. In this regard, please clarify whether the 12 month recognition period is based on an estimated customer life or whether it is an estimated period the services are provided.

40.   Additionally, it appears that you enter into multiple element arrangements related to your web-based services (i.e. software-as-a-service, activation services and branding services). Please tell us how you recognize revenue related to such arrangements including your consideration for your separability criteria on page F-27 which indicates that, among other things, a component is separable when it is not essential to the functionality of other components.

Note 10 – Income Tax, page F-51

41.   We note your disclosure on page F-53 that you have generated profits in certain overseas jurisdictions for which no deferred tax liabilities have been recognized. Please tell us your consideration for the disclosure requirements in IAS 12.81(f).

Note 14 – Goodwill

Key assumption used in discounted cash flow projections, page F-58

42.   We note that the 2011 budgeted EBITDA growth rates associated with your IT Operations and Managed services cash generating units resulted from low EBITDA in the initial period coupled with significant projected revenue growth. Please provide further information to support the use of these growth rates.

Signatures, page II-4

43.   The Signatures section is not currently set up to provide the signature of your controller or principal accounting officer, or someone performing similar functions. Please revise so that the signatures conform to the requirements of Form F-1. If your chief financial officer Mr. Kossmann also serves as your controller or principal accounting officer, please revise the caption in his signature block to indicate that he will be signing in both capacities. Refer to Instructions 1 and 2 to the Signatures section of Form F-1.

Exhibit 16.1

44.   We note that the letter included in Exhibit 16.1 refers to disclosure on page 146 of your
        Form F-1. However, the disclosure regarding Changes in Registrant's Certifying
        Accountant is included on page 148 of this registration statement. Considering the page
        number is likely to change with future amendments, please ensure that amendments to
        your registration statement included an Exhibit 16 letter that either references the
        appropriate page or excludes a specific page number reference.

General

        Please supplementally provide us with any written materials that you or anyone
authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to
potential investors that are qualified institutional buyers or institutional accredited investors.
Similarly, please supplementally provide us with any research reports about you that are
published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by
Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is
participating or will participate in your offering.

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in text searchable PDF files using the secure
e-mail system we describe on our website at
http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

        Please use your Central Index Key, or CIK number, in your correspondence to us about
your submission. If you did not have one when you submitted your confidential draft
registration statement, we assigned one to you. You will need your CIK number to make your
initial filing on EDGAR and you must take a number of steps to prepare for that filing.
Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at
http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

   ● Submit a request to us to convert your EDGAR status from a paper to an electronic filer
     if we generated the CIK number for you.

   ● Request access codes and passwords to file your registration statement on the EDGAR
     system. If you already had a CIK number when you submitted your confidential draft,
     we used that number and you should confirm that you have your access codes available
     for filing.

     If you need new or replacement EDGAR access codes and passwords, we suggest that
     you complete the process to obtain them well in advance of your targeted filing date.
     Please call the Division's Filer Support team at 202-551-8900 (choose option number
     four) if you have questions about this process. If you do call, please make sure to tell us

that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Branch Chief – Accounting, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3457 with any other questions. If you thereafter require assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel